First Investors Management Company, Inc. 110 Wall Street - 4th Floor New York, NY 10005 (212) 858-8000

December 17, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	First Investors Equity Funds
(File Nos. 033-46924, 811-06618)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, First Investors Equity Funds, a registered open-end investment company (the “Registrant”), on behalf of its series First Investors Opportunity Fund, First Investors Select Growth Fund, First Investors Equity Income Fund, First Investors Growth & Income Fund, First Investors Global Fund, First Investors Total Return Fund, First Investors Special Situations Fund, and First Investors International Fund (the “Funds”), hereby requests withdrawal of post-effective amendment No. 58 to the Registrant’s registration statement on Form N-1A (File Nos. 033-46924, 811-06618) filed by the Registrant on December 14, 2012 (the “Post-Effective Amendment”).

The Registrant is requesting withdrawal of the Post-Effective Amendment in order to correct an error in the EDGAR submission.  The Post-Effective Amendment was filed to add two new share classes to each of the Funds.  Due to an EDGAR input error, two new classes were added to new unnamed series of the Registrant, which do not exist, rather than to the Funds.  No shares of the new classes were sold in connection with the Post-Effective Amendment.  The Registrant will file a new Post-Effective Amendment pursuant to Rule 485(a) to add the new share classes to each Fund.  Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated.  If you should have any questions regarding this application, please do not hesitate to contact Kathy Kresch Ingber of K&L Gates LLP at (202) 778-9015.  Thank you for your courtesy and cooperation in this matter.

Sincerely, First Investors Equity Funds

By:	/s/ Mary Carty

Name:	Mary Carty

Title:	Secretary